SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated April 16, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE PUBLICATION

CGI extends tender offer for all of the outstanding shares of AMS

Montreal, Quebec — April 16, 2004 — CGI Group Inc. (TSX: GIB.A; NYSE: GIB) (“CGI”) today announced that its wholly-owned subsidiary, CGI Virginia Corporation (“CGI Virginia”), has extended its cash tender offer to purchase all of the outstanding shares of common stock of American Management Systems, Incorporated (Nasdaq: AMSY) (“AMS”) for $19.40 per share, net to the seller in cash and without interest. The offer, which previously was scheduled to expire at 12:00 Midnight, Eastern time, on Thursday, April 15, 2004, has been extended until 12:00 Midnight, Eastern time, on Thursday, April 29, 2004. The extension of the tender offer also extends the closing of the purchase of AMS’s defense and intelligence business by CACI International Inc. (“CACI”), pursuant to an asset purchase agreement in which CGI, AMS and CACI agreed to simultaneously close CACI’s asset purchase with the tender offer.

CGI has been advised by Computershare Trust Company of New York, the depositary for the tender offer, that as of the close of business on Thursday, April 15, 2004, approximately 36.6 million shares of AMS’s common stock, or approximately 85.7% of all of the outstanding shares of AMS’s common stock, had been validly tendered and not withdrawn pursuant to the offer.

Except for this extension, the terms and conditions of the offer remain in effect and unmodified.

CGI Virginia is extending the offer because all of the required authorizations that must be obtained pursuant to the offer (including the authorization from, or the expiration of the period of time for any applicable review process by, the Committee on Foreign Investment in the United States (“CFIUS”) under the Exon-Florio Amendment to Section 720 of the Defense Production Act of 1950 (the “Defense Production Act”)) were not obtained before the expiration of the offer period that was originally scheduled to expire at 12:00 Midnight, Eastern time, on Thursday, April 15, 2004. CGI, AMS and CACI are cooperating with CFIUS during its review of the transaction between the three companies under the Defense Production Act. The parties filed a joint Exon-Florio application with CFIUS on March 25, 2004. CGI believes that the proposed transaction will be found to raise no national security concerns. CGI Virginia expects to extend the offer for additional periods as necessary until all required authorizations that must be obtained pursuant to the offer are obtained.

As a consequence of the extension of the offer period, holders of shares of AMS’s common stock may tender or withdraw their shares until 12:00 Midnight, Eastern time, Thursday, April 29, 2004, unless the offer is further extended. If the offer is further extended, CGI will issue a press release no later than 9:00 a.m., Eastern time, Friday, April 30, 2004. Promptly after the expiration of the offer period, CGI

Virginia will accept for payment, and will pay for, all shares validly tendered in the offer and not withdrawn prior to such expiration.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of AMS. AMS stockholders should read the solicitation/recommendation statement on Schedule 14D-9 of AMS and CGI’s Tender Offer statement on Schedule TO, including the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. Investors and security holders are advised to carefully read these materials, as they contain important information on deciding whether to tender their shares, as well as on the process for tendering shares. Each of these documents contain important information about the tender offer. Investors and security holders can obtain these documents for free from CGI or the U.S. Securities and Exchange Commission’s website at www.sec.gov. These documents also may be obtained free of charge by directing such requests to the information agent, D. F. King & Co., Inc., at (800) 290-6431 (toll free).

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 20,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, as well as centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$2.8 billion (US$2.1 billion) and at December 31, 2003, CGI’s order backlog was CDN$12.2 billion (US$9.3 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute forward-looking statements. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “guidance”, “run-rate” and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements related to the review by CFIUS of CGI’s Exon-Florio application are forward-looking statements. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of CGI. Important factors that could cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements include among others: the timing, completion and accounting and tax treatment of the acquisition of AMS, the value of the consideration for the acquisition of AMS, production and development opportunities, the conduct of worldwide operations, our ability to realize the anticipated earnings accretion, cost savings, revenue enhancements, operating efficiencies and other benefits from the acquisition of AMS, foreign exchange rate fluctuations and general economic conditions (such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions). For a more comprehensive review of risk factors, please refer to our MD&A contained in our 2003 Annual Report and our 2004 First Quarter Report, both filed with Securities Regulators in Canada and available at www.sedar.com and with the United States Securities and Exchange Commission and available at www.sec.gov. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI Investor relations
Julie Creed, vice-president, investor relations (312) 201-4803 Ronald White, director, investor relations (514) 841-3230

Media relations
Eileen Murphy, director, media relations (514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: April 16, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary